Via Facsimile and U.S. Mail
Mail Stop 6010

January 22, 2007

Mr. Jie Su
Chief Executive Officer
GFR Pharmaceuticals Inc.
99 Yan Xiang Road, Biosep Building
Xi An, Shaan Xi Province
P.R. China 710054

> **Re: Item 4.01 Form 8-K**
> **Filed January 18, 2007**
> **File No. 000-27959**

Dear Mr. Su:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or revisions are unnecessary.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

<u>Item 4.01 Form 8-K</u>

1. We note that your new auditors, Zhong Yi C.P.A. Company Ltd., are located in Hong Kong, China. Please tell us why you engaged a Chinese auditor, as opposed to a U.S. public accounting firm, to serve as your principal auditor. In this regard, please note that, in accordance with Article 2 of Regulation S-X, we believe that the audit report of a registrant that is not a foreign private issuer should ordinarily be rendered by an auditor licensed in the United States. Further guidance may be found in Section 5.K of "International Reporting and Disclosure

Issues in the Division of Corporation Finance" on the Commission's website at
www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm.

2. Please revise your filing to state explicitly whether during your two most recent
   fiscal years ended December 31, 2004 and 2005 and the subsequent interim
   period through January 11, 2007 you consulted Zhong Yi with respect to any of
   the matters described in Item 304(a)(2) of Regulation S-K.

3. We note that in Exhibit 16 your former accountants only state that they agree with
   the statements contained in Item 4.01 insofar as they related to their replacement
   as the principal independent accountants and their audit for the years ended
   December 31, 2005 and 2004. Please ensure the former accountants also state
   whether they agree with the statement related to the review of the interim period
   up to January 11, 2007.

4. Upon amending your filing, please include, as Exhibit 16, an updated letter from
   your former accountants, Robison, Hill and Company, as required by Item
   304(a)(3) of Regulation S-K. Please ensure that your former accountants date
   their letter.

*   *   *   *

As appropriate, please amend your filings in response to these comments and
provide us the information requested within 5 business days of the date of this letter or
tell us when you will provide a response prior to the expiration of the 5-day period.
Please furnish a letter with your response that keys your response to our comments.
Detailed letters greatly facilitate our review. You should furnish the letter to us via
EDGAR under the form type label CORRESP. Please understand that we may have
additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that they have provided all information required
under the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the
  filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please do not hesitate to call me at (202) 551-3648.

Sincerely,

Dana M. Hartz
Staff Accountant